Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: August 1st, 2006

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

- Press release on third quarter fiscal 2006 earnings

EPCOS AG

Interim Report on the Consolidated Financial Statements of EPCOS AG at June 30, 2006

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. With its very broad portfolio EPCOS offers a comprehensive range of products from a single source. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2005 (October 1, 2004, to September 30, 2005), EPCOS posted sales of EUR 1.24 billion. At September 30, 2005, the company employed about 16,100 people worldwide.

Accounting Principles

EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP).

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our three reportable segments and of the EPCOS Group as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as net loss/income plus (minus) minority interest, provision for income tax and the interest result, net.

EPCOS AG

Q3 2006:

Sustained positive business development

Continuing operations (excluding tantalum capacitors)

➢ New orders and sales up again sequentially and year on year

➢ Sales: EUR 330 million, up 15 percent year on year, up 2 percent sequentially

➢ EBIT: plus EUR 15 million (Q3 2005: plus EUR 4 million; Q2 2006: plus EUR 12 million)

New orders and sales (continuing operations)

Business development remained positive in all regions and in nearly all industries served in the third quarter of fiscal 2006 (April 1 – June 30, 2006). As a whole, new orders and sales again increased both sequentially and year on year. For the third consecutive quarter, the book-to-bill ratio was above one at 1.08 in the period under review.

Comparison with Q2 2006

New orders and sales at the EPCOS Group (EUR million)

	Q2 2006	± in %	Q3 2006
New orders	348	+ 2	356
Sales	324	+ 2	330

New orders rose by 2 percent to EUR 356 million in Q3 2006, driven mainly by strong growth of more than 30 percent in business with products for automotive electronics applications. Substantial orders for the piezo actuators used in diesel injection systems played a key part in this growth. Customers generally also placed longer-term orders. Demand from the telecommunications industry increased by 5 percent.

These gains more than offset both the – seasonal – decline in orders from consumer electronics customers and the slight dip in orders from industrial electronics customers after a relatively strong previous quarter. They also compensated for decreased demand from distributors, which fell back to the level of Q1 after rising sharply in Q2. The decline in Q3 came because distributors have now filled their stocks with RoHS-compatible components. This development was driven by the EU Directive on the Restriction of Hazardous Substances (RoHS), which took effect on July 1, 2006. The directive prohibits the use of certain substances (such as lead, mercury and cadmium) in mobile phones and consumer electronics devices, for example. In some cases, this required technical changes to components – to adapt them to lead-free soldering processes, for instance.

Regionally, the bulk of the increase in new orders came from Germany. The order intake from the rest of Europe, Asia and the NAFTA region remained more or less stable.

Business in almost all regions and with almost all industries served contributed to the 2 percent sequential increase in sales to EUR 330 million. The only exceptions were the consumer electronics industry and the NAFTA region. In the latter region, sales dropped primarily because of an unfavorable development of the dollar/euro exchange rate.

EPCOS AG

Sales by business segment (EUR million)

	Q2 2006	± in %	Q3 2006
Capacitors and Inductors	121	+ 2	124
Ceramic Components	103	+ 3	106
SAW Components	100	+ 1	100

Sequentially, Capacitors and Inductors and the Ceramic Components segments both posted higher sales. The Surface Acoustic Wave (SAW) Components segment ended Q3 slightly ahead of the positive figure for the previous quarter, despite a seasonal drop in business with filters for multimedia applications.

Comparison with Q3 2005

New orders and sales at the EPCOS Group (EUR million)

	Q3 2005	± in %	Q3 2006
New orders	280	+ 27	356
Sales	288	+ 15	330

As in Q2 2006, both new orders and sales posted double-digit year-on-year growth in the period under review.

New orders increased by 27 percent. Orders from the telecommunications industry were more than 40 percent up on the very weak figure a year ago. A sharp increase in demand for piezo actuators was the main reason for the also 40 percent growth in orders from the automotive electronics industry. At the same time, continued growth in electronic content in vehicles also fueled this positive development. Order volumes from distributors were about 20 percent higher than a year ago. As the general business climate has improved over the previous year, distributors have further increased their stocks. Double-digit growth in orders from the industrial electronics segment reflects both broadly the overall positive business climate and, in particular, Germany’s robust export business. The order intake from consumer electronics customers remained unchanged year on year.

Strong double-digit order growth also came from every region. The increase was largest in the NAFTA region and in Asia, both of which saw new orders surge by more than 30 percent.

Year on year, sales rose by 15 percent in Q3 2006. While business with manufacturers of consumer electronics equipment posted only single-digit growth, EPCOS achieved double-digit growth in sales of its products to all other industries served.

Regionally, sales growth was strongest – at around 25 percent – in Asia, largely due to a sharp year-on-year improvement in mobile communications business. Two major handset makers in particular are increasing their production volumes. At the same time, EPCOS has also improved its own market position. Both in the NAFTA region, where positive stimulus came essentially from automotive electronics and distributors, and also in Germany third-quarter sales posted double-digit year-on-year growth.

EPCOS AG

Sales by business segment (EUR million)

	Q3 2005	± in %	Q3 2006
Capacitors and Inductors	109	+ 13	124
Ceramic Components	92	+ 16	106
SAW Components	87	+ 15	100

All business segments recorded double-digit growth for year-on-year sales in Q3 2006.

Sales at Capacitors and Inductors rose by 13 percent to EUR 124 million. In particular, inductors for use in automotive and industrial electronics applications contributed to this growth. For example, EPCOS was able to gain market share for the transformers that are fitted in parking assistant sensor systems and thus realize a significant increase in sales. Demand was also strong for plastic film capacitors and aluminum electrolytic capacitors for industrial drives. More and more of these capacitors are being used to improve energy efficiency and thereby cut energy costs.

At Ceramic Components, sales were up 16 percent year on year to EUR 106 million. All product groups contributed to this gain. Business with piezo actuators was especially positive. Strong business development in the quarter under review was driven also by voltage- and temperature-dependent resistors (varistors and thermistors). Demand for these components was especially brisk among industrial electronics customers and distributors. The increase in sales of sensors and sensor systems was due in part to robust business with these products for use in domestic appliances. In particular, EPCOS was able to boost sales to European and North American customers.

SAW Components boosted its year-on-year sales by 15 percent to just over EUR 100 million. Business with products for mobile communications applications accounted for the bulk of this growth. In particular, demand is also increasing for duplexers, which are filter components that separate the transmit and receive signals in mobile phones and are thus vital to the quality of signal transmission. The volume of these products is increasing as major mobile phone manufacturers with whom EPCOS has secured a strong position roll out new, high-volume projects. Sales of modules for wireless LAN applications are likewise growing constantly. Sales of SAW filters for multimedia applications remained virtually unchanged year on year.

EPCOS also scored a major business success with its innovative bulk acoustic wave (BAW) filters in the quarter under review. Volume production of a BAW duplexer has now begun and the products are being shipped to a leading mobile phone manufacturer.

BAW technology allows RF filters and duplexers to be made for applications where SAW technology reaches its limits. “This technology lets us combine the high power compatibility of microwave ceramic filters with the miniaturization potential of SAW filters in a single component,” says Dr. Werner Faber, member of the Management Board and Chief Technology Officer at EPCOS, explaining the benefits of BAW filters. The new BAW duplexer is suitable for applications in the fast growing market for CDMA and WCDMA handsets, for example.

EPCOS AG

Earnings (continuing operations)

Earnings at the EPCOS Group (EUR million)

	Q3 2005	Q2 2006	Q3 2006
EBIT	+ 3.9	+ 11.7	+ 15.0
Net income	– 4.3	+ 8.3	+ 13.9
Earnings per share (in eurocents)	– 7	+ 13	+ 21

A further substantial improvement in earnings was recorded in Q3 2006, largely on account of the higher sales volume. In Q3 2006, earnings before interest and tax (EBIT) thus rose to plus EUR 15 million. Net income in the period under review was plus EUR 14 million. Earnings per share were plus 21 eurocents.

Earnings by business segment

EBIT by business segment (EUR million)

	Q3 2005	Q2 2006	Q3 2006
Capacitors and Inductors	+ 0.2	– 1.8	– 0.4
Ceramic Components	– 2.2	+ 1.4	+ 3.0
SAW Components	+ 5.9	+ 12.1	+ 12.4

A further gain in sales improved earnings for the Capacitors and Inductors segment in the quarter under review. Relocation of some of the plastic film capacitor production from Brazil and Spain to China and India is now in progress. This move will strengthen the cost position and the competitiveness for these products.

At Ceramic Components, EBIT rose to EUR 3 million. Positive stimulus came from a further improvement in the production yield for piezo actuators, and from a better earnings position in the business with multilayer ceramic products.

In Q3 2006, SAW Components with earnings of approximately EUR 12 million once again made the largest contribution to consolidated EBIT.

EPCOS AG

Key data for the EPCOS Group (including discontinued operations)

Total Group business (EUR million)

	Q3 2005	Q2 2006	Q3 2006
Net income	– 7.6	+ 4.2	+ 9.9
Earnings per share (in eurocents)	– 12	+ 6	+ 15

Total net income in the quarter under review was EUR 10 million. For the last time, this figure also includes a loss of EUR 4 million for the tantalum capacitor business, which was transferred to KEMET effective April 13, 2006.

Net cash flow was plus EUR 98 million in Q3 2006. This figure contains a cash inflow of EUR 68 million from the sale of the tantalum capacitor business. Net cash flow for the first nine months of fiscal 2006 thus totals plus EUR 85 million – a very significant improvement on the figure of minus EUR 105 million posted a year ago.

Outlook (continuing operations)

In light of another strong order intake in Q3 2006, EPCOS now expects to post double-digit percentage sales growth for fiscal 2006 as a whole. In Q4, sales and EBIT should remain on a similar level as in Q3 of fiscal 2006.

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2005.

Further dates

Results for the fourth quarter of fiscal 2006 will be published at the Annual Press Conference on November 16, 2006.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months and 9 months ended June 30, 2006 and 2005

(EUR thousand, except per share data)

	3 months ended		9 months ended
	2006	2005	2006	2005
Net sales from continuing operations
Third parties	327,765	240,610	863,030	693,621
Related parties	2,687	47,312	96,254	138,150

Total net sales	330,452	287,922	959,284	831,771
Cost of goods sold	(270,136)	(239,873)	(793,138)	(699,195)

Gross profit	60,316	48,049	166,146	132,576

Research and development expenses	(19,077)	(16,727)	(54,392)	(46,377)
Marketing and selling expenses	(25,300)	(28,256)	(79,554)	(80,881)
General and administrative expenses	(3,667)	(3,024)	(10,697)	(10,453)

	(48,044)	(48,007)	(144,643)	(137,711)

Operating income	12,272	42	21,503	(5,135)
Interest income	1,472	465	2,977	1,771
Interest expense	(3,465)	(2,624)	(10,486)	(7,156)
Foreign exchange gains (losses), net	364	75	1,170	(4,197)
Impairment on goodwill	—	—	—	(11,800)
Other income, net	1,645	3,708	5,376	5,336
Share (loss) of net income of unconsolidated affiliates	732	91	1,945	(57)

Income (loss) from continuing operations before income taxes and minority interest	13,020	1,757	22,485	(21,238)
Provision for income taxes	986	(5,967)	759	(27,779)
Minority interest	(87)	(75)	(287)	(174)

Income (loss) from continuing operations	13,919	(4,285)	22,957	(49,191)

Loss from discontinued operations, net of income taxes	(3,997)	(3,265)	(12,097)	(7,477)

Net income (loss)	9,922	(7,550)	10,860	(56,668)

Earnings per share (basic)
Net income (loss) from continuing operations	0.21	(0.07)	0.35	(0.75)
Net loss from discontinued operations	(0.06)	(0.05)	(0.18)	(0.12)
Earnings per share (diluted)
Net income (loss) from continuing operations	0.20	(0.07)	0.34	(0.75)
Net loss from discontinued operations	(0.06)	(0.05)	(0.18)	(0.12)

Reconciliation of Net income (loss) to EBIT
Net income (loss)	13,919	(4,285)	22,957	(49,191)
Minority interest	87	75	287	174
Provision for income taxes	(986)	5,967	(759)	27,779

Income (loss) before income taxes and minority interest	13,020	1,757	22,485	(21,238)

Interest result, net	1,993	2,159	7,509	5,385

EBIT	15,013	3,916	29,994	(15,853)

See accompanying notes to unaudited consolidated interim financial statements.	9 EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

as of June 30, 2006 and September 30, 2005

(EUR thousand, except share data)

	June 30, 2006	September 30, 2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	266,246	193,438
Accounts receivable, net	187,285	201,991
Inventories, net	210,718	226,802
Prepaid expenses and other current assets	43,201	46,579
Deferred income taxes	5,498	8,708
Assets held for sale	56,773	—

Total current assets	769,721	677,518

Property, plant and equipment, net	481,598	576,284
Intangible assets, net	16,782	19,141
Deferred income taxes	89,823	70,169
Other assets	43,381	33,822

Total assets	1,401,305	1,376,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	126,733	133,904
Accrued expenses and other current liabilities	122,698	119,065
Short-term borrowings	98,268	107,467
Current portion of long-term debt	21,392	24,944
Deferred income taxes	6,302	3,629
Liabilities held for sale	29,520	—

Total current liabilities	404,913	389,009

Long-term debt, excluding current installments	201,313	206,127
Pension liabilities	172,664	165,768
Deferred income taxes	17,922	18,503
Other liabilities	42,971	40,270
Minority interest	1,908	764

Total liabilities	841,691	820,441

Shareholders’ equity
Share capital, – 96,280,000 shares authorized, 65,300,000 shares issued and outstanding at June 30, 2006 and at September 30, 2005	65,300	65,300
Additional paid-in capital	254,833	254,833
Retained earnings	298,108	287,248
Accumulated other comprehensive loss	(58,627)	(50,888)

Total shareholders’ equity	559,614	556,493

Total liabilities and shareholders’ equity	1,401,305	1,376,934

See accompanying notes to unaudited consolidated interim financial statements.	10 EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

for the 9 months ended June 30, 2006

(EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2005	65,300	254,833	287,248	(50,888)	—	556,493

Comprehensive Income:
Net Income	—	—	10,860	—	—	10,860
Currency translation adjustment	—	—	—	(7,535)	—	(7,535)
Cash flow hedges (net of tax of 132)	—	—	—	(397)	—	(397)
Reclassification of gains to net income (net of tax of 78)	—	—	—	(235)	—	(235)
Unrealized gains on securities (net of tax of 114)	—	—	—	428	—	428

Total comprehensive Income						3,121

Balances as of June 30, 2006	65,300	254,833	298,108	(58,627)	—	559,614

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

for the 9 months ended June 30, 2005

(EUR thousand)

	Share Capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2004	65,300	254,833	406,510	(47,079)	—	679,564

Comprehensive Loss:
Net Loss	—	—	(56,668)	—	—	(56,668)
Currency translation adjustment	—	—	—	9,552	—	9,552
Cash flow hedges (net of tax of 19)	—	—	—	(58)	—	(58)
Reclassification of loss to net income (net of tax of 365)	—	—	—	1,093	—	1,093
Unrealized gains on securities (net of tax of 192)	—	—	—	1,317	—	1,317

Total comprehensive Loss						(44,764)

Balances as of June 30, 2005	65,300	254,833	349,842	(35,175)	—	634,800

See accompanying notes to unaudited consolidated interim financial statements.	11 EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

for the 9 months ended June 30, 2006 and 2005

(EUR thousand)

	9 months ended
	2006	2005
Cash flows from operating activities
Net income (loss)	10,860	(56,668)
Adjustment to reconcile net loss/income to net cash provided by operating activities
Depreciation and amortization on intangible and fixed assets	93,970	123,324
Provision for doubtful accounts	45	111
Gain on sale of property, plant and equipment and businesses	342	(248)
Deferred income tax	(15,675)	24,436
Share of net income (loss) of unconsolidated affiliates	(1,945)	57
Minority interest	287	174
Other non cash item	2,662	—
Changes in assets & liabilities
Increase in inventories	(14,616)	(13,739)
(Increase)/Decrease in accounts receivable	(29,824)	23,391
Increase in prepaid expenses and other current assets	(4,691)	(11,304)
Increase/(Decrease) in accounts payable	34,384	(48,706)
Increase/(Decrease) in other liabilities	2,927	(73)
Increase/(Decrease) in accrued expenses and other current liabilities	10,504	(27,629)
Increase in pension liabilities	7,271	5,813
(Increase)/Decrease in other assets	(5,271)	1,168

Net cash provided by operating activities	91,230	20,107

Cash flows from investing activities
Capital expenditures	(71,068)	(123,735)
Proceeds from sale of equipment	1,219	1,079
Investments in associated and unconsolidated companies	(3,991)	(2,140)
Net proceeds from sale/disposition of businesses	68,038	—

Net cash used in investing activities	(5,802)	(124,796)

Cash flows from financing activities
Net (Decrease)/Increase in short-term borrowings	(7,894)	2,232
Proceeds from borrowing of long-term debt	9,049	26,506
Principal payments under capital leasing obligations	(19)	(28)
Principal payments on long-term debt	(12,303)	(20,506)

Net cash provided by (used in) financing activities	(11,167)	8,204

Effect of exchange rate changes on cash	(1,453)	1,055
Increase/(Decrease) in cash and cash equivalents	72,808	(95,430)
Cash and cash equivalents at beginning of fiscal year	193,438	238,386

Cash and cash equivalents at end of period	266,246	142,956

See accompanying notes to unaudited consolidated interim financial statements.	12 EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

The unaudited interim consolidated financial statements as of and for the three-month and nine-month periods ended June 30, 2006, and 2005 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All intercompany balances and transactions as well as all intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2005 included in the Company’s Annual Report for 2005.

Options granted to employees

As of October 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS No. 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant date, fair-value-based measurement method in accounting for share-based payment transactions. Equity classified awards are measured at fair value at the grant date, whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. For its equity classified awards, the Company applies the modified prospective transition method. Under this method, compensation cost recognized in the 9 months ending June 30, 2006, includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of October 1, 2005 based on the grant date fair value estimated in accordance with SFAS No. 123, and (ii) compensation cost for all share-based payments granted subsequent to October 1, 2005, based on grant date fair value estimated in accordance with SFAS No. 123R. In the nine-month periods of fiscal 2006 compensation expense of EUR 1.035 million from stock based compensation was recorded. Results for prior period have not been restated.

Prior to the adoption of SFAS No. 123R, stock options were accounted for under the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.

See note 3 for further information on stock-based compensation.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates recorded compensation expense and the effect on net loss/income and loss/earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123:

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

for the 3 months and 9 months ended June 30, 2006 and 2005

(EUR thousand, except share data)

	3 months ended		9 months ended
	2006	2005	2006	2005
Net income (loss)
As reported	9,922	(7,550)	10,860	(56,668)
Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	—	(480)	—	(1,840)
Pro forma	9,922	(8,030)	10,860	(58,508)

Basic earnings (loss) per share
Net income (loss) from continuing operations as reported	0.21	(0.07)	0.35	(0.75)
Net loss from discontinued operations as reported	(0.06)	(0.05)	(0.18)	(0.12)
Net income (loss) from continuing operations pro forma	0.21	(0.08)	0.35	(0.78)
Net loss from discontinued operations pro forma	(0.06)	(0.05)	(0.18)	(0.12)
Diluted (loss) earnings per share
Net income (loss) from continuing operations as reported	0.20	(0.07)	0.34	(0.75)
Net loss from discontinued operations as reported	(0.06)	(0.05)	(0.18)	(0.12)
Net income (loss) from continuing operations pro forma	0.20	(0.08)	0.34	(0.78)
Net loss from discontinued operations pro forma	(0.06)	(0.05)	(0.18)	(0.12)

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

2. Discontinued Operations

On December 12, 2005, EPCOS signed a contract to sell its Tantalum Capacitor Business Unit to KEMET Inc. based in the United States of America. The sale includes the plants in Evora, Portugal and parts of the activities in Munich and Heidenheim, Germany. EPCOS closed the deal partially that transfers its tantalum capacitor business effective April 13, 2006. The results of the disposal group are shown as discontinued operations for all periods presented.

In the nine months ended June 30, 2006 and 2005, the discontinued operations’ net sales were EUR 68.521 million and EUR 64.404 million, respectively. In the three months ended June 30, 2006 and 2005, net sales were EUR 23.220 million and EUR 22.036 million, respectively. Loss before income taxes and minority interests reported in discontinued operations amounted to EUR -17.832 million and EUR -11.161 million, respectively, for the nine months ended June 30, 2006 and 2005. In the three months ended June 30, 2006 and 2005 the loss before income taxes and minority interests was EUR -4.002 million and EUR -5.032 million, respectively.

As a further component of the sale a Manufacturing and Supply Agreement was signed. Therefore EPCOS will continue to produce product in Heidenheim and sell to KEMET. The equipment will be sold to KEMET at the end of the contract period (held for sale).

Assets and liabilities related to the tantalum business are classified as held for sale at June 30, 2006. No impairment was recognized relating to the disposal group in the first three quarters of fiscal 2006. An impairment charge relating to these assets was recorded in the three month period ended September 30, 2005, when the assets were classified as being held and used, but the Company was in negotiations to dispose of the tantalum business.

Cash Flows relating to the discontinued operations for nine-month periods ended June 30, 2006 amounted to EUR 60.8 million. Cash provided by operating activities amounted to EUR 0.4 million and EUR 60.4 million cash provided by investing activities.

The carrying amounts of the major classes of assets and liabilities held for sale as of June 30, 2006 were as follows:

Period ending June 30, 2006

(EUR thousand)

Inventories, net	13,113
Accounts receivable, net	27,409
Property, plant and equipment, net	10,734
Other	5,517

Assets held for sale	56,773

Accounts payable	29,489
Other liabilities	31

Liabilities held for sale	29,520

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

3. Stock-based Compensation

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2005	2,486,750	41.40

Granted	339,000	13.05
Exercised	—	—
Forfeited	104,750	33.51

Balance as of June 30, 2006	2,721,000	38.17

4. Inventories, net

INVENTORIES, NET

(EUR thousand)

	June 30, 2006	September 30, 2005
Raw materials and supplies	57,122	59,356
Work in process	60,001	58,028
Finished products	93,595	109,418

Total inventories, net	210,718	226,802

Total inventories as of June 30, 2006 and September 30, 2005, are net of valuation allowances of EUR 23.294 million and EUR 32.823 million, respectively.

5. Goodwill and Intangible Assets

The carrying amount of goodwill as of June 30, 2006, is as follows:

GOODWILL

(EUR thousand)

	June 30, 2006	September 30, 2005
Capacitors and Inductors	3,933	3,935
Ceramic Components	4,091	4,104
SAW Components	283	299

Consolidated total	8,307	8,338

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Included in the Consolidated Balance Sheets as of June 30, 2006 and September 30, 2005 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)

	June 30, 2006		September 30, 2005
	Gross	Net	Gross	Net
Patents, licenses and similar rights	43,024	6,645	42,888	8,670
Customer lists	3,200	1,467	3,200	1,707
Other	1,175	363	1,057	426

Total intangible assets (finite lives)	47,399	8,475	47,145	10,803

Amortization related to intangible assets (finite lives) amounted to EUR 0.904 million for the three-month period ended June 30, 2006 and EUR 2.700 million for the nine-month period ended June 30, 2006 (EUR 1.580 million for the three-month period ended June 30, 2005 and EUR 4.823 million for the nine-month period ended June 30, 2005). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first nine months of fiscal year 2006. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

fiscal years

(EUR thousand)

2006	4,138
2007	3,784
2008	2,250
2009	1,871
2010	1,620

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

6. Product warranties

The current and noncurrent accruals for product warranties developed as follows:

PRODUCT WARRANTIES

(EUR thousand)

Balance as of September 30, 2005:	5,146
Increase in accruals related to warranties issued during reporting period (+)	4,423
Increase in accruals related to preexisting warranties (+)	872
Utilization of accruals/reduction in liabilities (-)	(1,930)
Non-utilization of accruals/liabilities (-)	(1,052)
Foreign exchange translation adjustment	(19)

Accrual as of June 30, 2006	7,439

7. Earnings per Share

Basic earnings (loss) per share are computed by dividing net loss/income by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the three-months and nine-months periods ended June 30, 2006 and 2005:

EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

for the 3 months and 9 months ended June 30, 2006 and 2005

(EUR thousand, except share data)

	3 months ended		9 months ended
	2006	2005	2006	2005
Net income (loss) from continuing operations -basic	13,919	(4,285)	22,957	(49,191)
Interest expense on convertible bonds (net of tax)	529	—	1,590	—
Net income (loss) -diluted	14,448	(4,285)	24,547	(49,191)
Denominator for basic earnings per share – weighted average shares	65,300,000	65,300,000	65,300,000	65,300,000
Effect of dilutive shares – stock options	—	—	—	—
Effect of dilutive shares – convertible bonds	6,500,000	—	6,500,000	—
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	71,800,000	65,300,000	71,800,000	65,300,000
Basic earnings per common share, EUR
Net income (loss) from continuing operations	0.21	(0.07)	0.35	(0.75)
Diluted earnings per common share, EUR
Net income (loss) from continuing operations	0.20	(0.07)	0.34	(0.75)

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

EARNINGS (LOSS) PER SHARE FROM DISCONTINUED OPERATIONS

for the 3 months and 9 months ended June 30, 2006 and 2005

(EUR thousand, except share data)

	3 months ended		9 months ended
	2006	2005	2006	2005
Net loss from discontinued operations -basic	(3,997)	(3,265)	(12,097)	(7,477)
Interest expense on convertible bonds (net of tax)	—	—	—	—
Net loss -diluted	(3,997)	(3,265)	(12,097)	(7,477)
Denominator for basic earnings per share – weighted average shares	65,300,000	65,300,000	65,300,000	65,300,000
Effect of dilutive shares – stock options	—	—	—	—
Effect of dilutive shares – convertible bonds	—	—	—	—
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65,300,000	65,300,000	65,300,000	65,300,000
Basic earnings per common share, EUR
Net loss from discontinued operations	(0.06)	(0.05)	(0.18)	(0.12)
Diluted earnings per common share, EUR
Net loss from discontinued operations	(0.06)	(0.05)	(0.18)	(0.12)

In the discontinued operations 6,500,000 shares relating to convertible bonds outstanding were not considered because the inclusion would be antidilutive.

8. Pension plan

The following table presents the components of net pension cost for the three and nine months ended June 30, 2006 and 2005:

PENSION COST, NET

for the 3 months and 9 months ended June 30, 2006 and 2005

(EUR thousand)

	3 months ended		9 months ended
	2006	2005	2006	2005
Service cost	1,822	1,252	5,501	3,723
Interest cost	2,194	2,197	6,640	6,477
Expected return on plan assets	(390)	(314)	(1,218)	(898)
Amortization of unrecognized actuarial gains or losses	646	87	1,952	257
Unrecognized prior service cost	13	13	42	39

Periodic pension cost, net	4,285	3,235	12,917	9,598

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

9. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS, UNAUDITED

(EUR million)

	Capacitors and Inductors	Ceramic Components	SAW Components	Eliminations	Consolidated total
3 months ended June 30, 2006
Orders received	127.7	119.9	108.5		356.1
Net sales	123.8	106.3	100.4		330.5
EBIT	(0.4)	3.0	12.4		15.0
Interest result, net					(2.0)
Income from continuing operations before income taxes and minority interest					13.0
Provision for income taxes					1.0
Minority interest					(0.1)
Loss from discontinued operations					(4.0)
Net income					9.9
Depreciation and amortization	12.1	9.6	12.1	0.8	34.6
Capital expenditures	5.9	3.4	12.1	0.9	22.3

3 months ended June 30, 2005
Orders received	104.5	93.2	82.6		280.3
Net sales	109.1	91.8	87.1		288.0
EBIT	0.2	(2.2)	5.9		3.9
Interest result, net					(2.1)
Income from continuing operations before income taxes and minority interest					1.8
Provision for income taxes					(6.0)
Minority interest					(0.1)
Loss from discontinued operations					(3.3)
Net loss					(7.6)
Depreciation and amortization	7.8	9.3	15.7	0.6	33.4
Capital expenditures	7.2	23.2	6.8	2.6	39.8

With effect from October 1, 2005, the business segments “Capacitors” and “Inductors and Ferrites,” were combined to a reportable segment named “Capacitors and Inductors”, based on substantial economic and other similarities between these operating segments after the disposal of the tantalum capacitor business, which was part of the operating segment “Capacitors”.

Balances reported previously have been restated for comparative purposes given the change in the segmentation.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS, UNAUDITED

(EUR million)

	Capacitors and Inductors	Ceramic Components	SAW Components	Eliminations	Consolidated total
9 months ended June 30, 2006
Orders received	387.9	332.6	318.7		1,039.2
Net sales	354.1	306.6	298.6		959.3
EBIT	(8.6)	1.7	36.9		30.0
Interest result, net					(7.5)
Income from continuing operations before income taxes and minority interest					22.5
Provision for income taxes					0.8
Minority interest					(0.3)
Loss from discontinued operations					(12.1)
Net income					10.9
Depreciation and amortization	24.8	28.7	38.0	1.7	93.2
Capital expenditures	12.8	16.2	31.8	2.0	62.8

9 months ended June 30, 2005
Orders received	306.3	270.9	237.2		814.4
Net sales	309.9	253.5	268.4		831.8
EBIT	(26.5)	(9.6)	20.2		(15.9)
Interest result, net					(5.4)
Loss from continuing operations before income taxes and minority interest					(21.3)
Provision for income taxes					(27.8)
Minority interest					(0.2)
Loss from discontinued operations					(7.4)
Net loss					(56.7)
Depreciation and amortization	34.5	26.8	48.1	1.8	111.2
Capital expenditures	21.3	62.5	21.5	2.7	108.0

EPCOS AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: August 1st, 2006	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG